Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Listing Qualifications

By Electronic Mail

June 16, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 16, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Century Therapeutics, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Stock, par value $0.0001 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

We are withdrawing the earlier submitted certification noting "Class A Common Stock" (ACCESSION NUMBER: 0001354457-21-000666). The correct registration of the following security is as noted above: "Common Stock, par value $0.0001 per share" and has been corrected/refiled (ACCESSION NUMBER: 0001354457-21-000670).

Sincerely,

Lisa Roberts